FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In May 2006, Pixelplus Co., Ltd. (the “Company”) issued press releases which are furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: June 5, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated May 9, 2006 regarding the Company’s announcement of PlusPixel(TM) System-On-A-Chip Image Sensor Technology

99.2	Press release dated May 22, 2006 regarding the Company’s schedule of the Company’s FY2006 Q1 results announcement

99.3	Press release dated May 25, 2006 regarding the postponement of the Company’s announcement of the financial results for first quarter fiscal 2006

Exhibit 99.1

Press Release

Pixelplus Unveils PlusPixel(TM) System-On-A-Chip Image Sensor Technology

Tuesday May 9, 2006

SEOUL, South Korea, May 9 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, today unveiled its new second generation “System-on-a-Chip” (“SoC”) image sensor product line based on the Company’s PlusPixel(TM) technology.

The Company’s new second generation PlusPixel(TM) SoC image sensors have a minimum pixel size of 2.2 micron and deliver digital still camera image quality based on Pixelplus’ proprietary pixel design and know-how acquired through its development of CMOS and charged-coupled-device image sensors. The process and technology adopted in the PlusPixel(TM) SoC image sensors will allow mobile phone manufacturers to design small form factor camera modules, which will be very useful and attractive in the increasingly popular ultra-thin mobile camera phone markets.

“We have actively engaged in joint development efforts with a world leading foundry and those efforts have culminated in the development of our new PlusPixel(TM) technology,” said Dr. Sang-Soo Lee, Chief Technology Officer of Pixelplus. “We are very pleased with the initial performance of the 2.2 micron and 2.6 micron PlusPixel(TM) SoC image sensors using 0.13 micron process technology with improved image quality of under low light conditions and expect that these image sensors will have a strong impact on the mobile camera phone market in the near future. Based on that expectation, we will work aggressively to gain market share with our new PlusPixel(TM) SoC image sensor products.”

The new PlusPixel(TM) SoC image sensors incorporate an on-chip regulator, a high-speed serial interface, and an integrated auto focus function, as well as incorporate image processing engines such as color interpolation, auto white balance, color correction, gamma correction, and auto exposure. The on-chip regulator allows a single 2.8 volt operation to reduce the overall cost of the camera module solution. With a two-wire serial interface, the SoC products based on PlusPixel(TM) technology can be easily programmed to control operating modes with respect to exposure time, frame rate, window size, scaling, sub-sampling, and color matrix to achieve high quality images in any operating environment. The Company plans to offer its new PlusPixel(TM) SoC image sensors in chip-on-board and chip-scale-packaging to support various mobile phone applications and expects that these new image sensors will be available for sampling and volume production in the second half of 2006.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward-Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for the PlusPixel(TM) SoC image sensor, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PlusPixel(TM) SoC image sensor; risks associated with building customer acceptance of and demand for the PlusPixel(TM) SoC image sensor; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:	Shane Y. Hong
Pixelplus Co., Ltd.
5th Floor, Intellige I, KINS Tower
25-1 Jeongja-dong, Bundang-gu, Seongnam-si
Gyeonggi-do 463-811, Republic of Korea
+82-31-600-5300

OR

Taylor Rafferty:
London - Erin Gordon at +44 (0)20 7614 2900
New York - Luis Severiano at +1 212 889 4350
Seoul - Min Kim at +82 (0)2 2000 5753
Tokyo - Yuhau Lin at +81 (0)3 5733 2620
Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.

Exhibit 99.2

Press Release

Pixelplus to Announce FY2006 Q1 Results on May 26, 2006

Monday May 22, 2006

SEOUL, South Korea, May 22 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, will announce its results for the first quarter of 2006 on Friday, May 26, 2006.

The Company will host a conference call at 6 a.m. on Friday, May 26, 2006, Seoul time, which is 5 p.m. on Thursday, May 25, 2006, New York time.

To obtain dial in details for the call, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high- resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:	Shane Y. Hong
Pixelplus Co., Ltd.
5th Floor, Intellige I, KINS Tower
25-1 Jeongja-dong, Bundang-gu, Seongnam-si
Gyeonggi-do 463-811, Republic of Korea
+82-31-600-5300

OR

Taylor Rafferty:
London - Erin Gordon at +44 (0)20 7614 2900
New York - Luis Severiano at +1 212 889 4350
Seoul - Min Kim at +82 (0)2 2000 5753
Tokyo - Yuhau Lin at +81 (0)3 5733 2620
Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.

Exhibit 99.3

Press Release

Pixelplus Postpones Announcement of Financial Results for First Quarter Fiscal 2006

Thursday May 25, 2006

SEOUL, South Korea, May 25 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company in Korea that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various consumer electronics applications, announced today that it will postpone its first quarter 2006 earnings announcement and conference call originally scheduled for Friday, May 26, 2006 until the Company’s independent registered public accountants complete their audit of Pixelplus’ financial statements for the fiscal year 2005, which will be filed as part of the Company’s Form 20-F with the SEC before the end of June this year.

“It is unfortunate that we have to postpone our earnings announcement, but we believe that such postponement, which is mainly attributable to factors and circumstances beyond our control, is necessary to ensure the Company’s reporting of complete and accurate financial information on a reliable and consistent basis,” said S.K. Lee, President and Chief Executive Officer of Pixelplus.

Pixelplus now expects to announce its financial results for the first quarter of fiscal 2006 before the end of June 2006.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high- resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe- harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.